Exhibit 99.1

NOTICE TO THE MARKET

Gerdau (“Company”) hereby announces to its shareholders and the general market that the following administrative proceedings were ruled against the Company in the Superior Chamber of Tax Appeal, the final administrative instance of the Administrative Council of Tax Appeals (CARF), after the casting vote by the President of the Judging Panel and representative of the Treasury: 10680.724392/2010-28, 11080.723701/2010-74, 11080.723702/2010-19 and 16682.720271/2011-54, filed by the subsidiaries Gerdau Açominas S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Aços Longos S.A., respectively. These proceedings questioned the disallowance of the deductibility of amortized goodwill from the calculation base of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), as a result of a corporate restructuring carried out in 2004/05 and the application of articles 7 and 8 of Federal Law 9.532/97.

Note that the decision has not yet been published through the respective appellate decision. After its publication, the Company will analyze the possibility of filing an appeal also in the administrative instance. Should the appeal be filled and denied, the discussion will be submitted to the Judicial Branch, with low financial impact, corresponding to the payment of escrow deposit.

The Company maintains its position of not constituting provision for contingencies, as in its understanding and that of its legal counsel, the likelihood of winning the case is possible. The restated amount of the four tax deficiency notices as of June 30, 2016 is R$3,767 million, of which R$1,252 million is the principal, R$939 million is the fine and R$1,576 million is interest. Gerdau considers it appropriate to disclose this fact to the market, reiterating its commitment to transparency with its shareholders and investors.

Porto Alegre, July 13, 2016.

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Director